Exhibit 99.1

ELBIT IMAGING ANNOUNCES APPROVAL OF AMENDMENTS TO THE TRUST DEEDS

Tel Aviv, Israel, December 11, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcement dated November 29, 2017 regarding the signing of an agreement for the sale all of its rights in a SPV holding the Radisson Hotel Complex in Bucharest, Romania (the “Transaction” and “SPV”, respectively), that the Company’s series H and Series I bondholders have approved: (i) the cancellation of all the collaterals they received in connection with Elscint Holdings & Investment N.V. (a fully owned subsidiary of the Company that holds (indirectly) the SPV) (“Elscint”); and (ii) the voluntary liquidation of Elscint.

In return, the Company undertook to use at least 75% of the net proceeds to be derived from the Transaction (after transaction expenses, the vendor loan granted to the purchaser and repayment of Bank Hapoalim loan) for an early repayment of its (series H) notes.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com